Exhibit (d)(13)(E)

AMENDMENT NO. 4
TO THE TORO COMPANY PROFIT SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
(2002 Restatement)

     The Toro Company, a Delaware corporation, pursuant to the power of amendment reserved to it in Section 11.1 of the Toro Company Profit Sharing Plan for Plymouth Union Employees (the “Plan”) hereby amends the Plan as described below, effective as of June 1, 2003.

1.	A new definition is added to Section 1.1 of the Plan for the term Employer Contribution Account to read as follows:

     Employer Contribution Account. “Employer Contribution Account” means an Account described in Section 6.1(a)(6).

2.	Section 4.4 of the Plan is amended by adding the following language at the end:

Matching Contributions may be made in cash or in Toro Common Stock (treasury shares or newly issued shares).

3.	Section 6.1(a)(6) of the Plan is amended to read as follows:

     (6) Employer Contribution Account, which shall show the amount of the Participant’s interest in the Trust Fund derived from amounts transferred to it pursuant to Section 9.7; and

4.	A new Section 6.1(a)(7) is added to the Plan to read as follows:

     (7) Such further Accounts as may be established by the Administrator.

5.	The first sentence of Section 9.5 of the Plan is amended to read a follows:

     As of each Investment Option Date, each Participant or Beneficiary may elect to have the Participant’s or Beneficiary’s Accounts in the Trust Fund, other than the Participant’s Accounts attributable to Matching Contributions that have not been transferred to the Employer Contribution Account pursuant to Section 9.7, invested in one or more Investment Funds; provided, however, that the Administrator shall establish uniform rules as to the portion of an Account which may be invested in any one Investment Fund; and provided further, if any of the limitations of Section 9.4(b) are applicable, the Participant or Beneficiary may only elect to have amounts attributable to contributions described in that subsection invested as provided in such subsection.

6.	Section 9.7 of the Plan is amended to read as follows:

     Section 9.7. Diversification of Investments.

     (a) As of the end of each calendar quarter, each Participant who has attained age 55 will be permitted to direct the Plan as to the investment of 100 percent of the value of the portion of the Participant’s Matching Contribution Account (including the Vested and non-Vested portions) to the extent the Participant has not previously been permitted to direct the investment thereof in accordance with Section 9.7(b). A Participant will not be allowed to direct the investment of the Participant’s Matching Contributions allocated during a calendar quarter after the Participant has attained age 55 until the subsequent calendar quarter.

     (b) Effective as of June 1, 2003, a Participant or Beneficiary may direct the investment of the portion of a Participant’s or Beneficiary’s Matching Contribution Account, other than amounts previously diversified pursuant to this Section 9.7, that exceed thirty percent (30%) of the total value of the Participant’s or Beneficiary’s total Account (including the Vested and non-Vested portions), as determined at the end of each calendar quarter. Such amounts will continue to be invested in Toro Common Stock, but will be transferred to the Participant’s or Beneficiary’s Employer Contribution Account, and the Participant or Beneficiary can direct the investment thereof consistent with Section 9.5. Effective as of December 31, 2003, the thirty percent (30%) diversification threshold in the preceding sentence will be reduced to twenty-five percent (25%). Effective as of June 30, 2004, the twenty-five percent (25%) threshold in the preceding sentence will be reduced to twenty percent (20%).

     (c) The requirements in this section shall be satisfied by offering the investment options made available under Section 9.5 of the Plan to each Participant with respect any portion of a Participant’s Account described in subsections (a) or (b) above.

     (d) The portion of a Participant’s Account subject to the investment direction of the Participant as described in subsections (a) and (b) above shall be allocated to an appropriate Account of the Participant specified by the Administrator.

     (e) All valuations of employer securities which are not readily tradable on an established securities market with respect to activities carried on by the Plan must be by an independent appraiser. For purposes of the preceding sentence, the term “independent appraiser” means any appraiser meeting requirements similar to the requirements of the regulations under Section 170(a)(1) of the Code.

     (f) Notwithstanding anything herein to the contrary, the Trustee may sell sufficient shares of Toro Common Stock from a Participant’s Account without direction as may be necessary to raise cash sufficient to meet the expenses of the Trust.

     (g) Any Participant who has incurred a Termination of Service will be permitted to direct the Plan as to the investment of the value of the Participant’s Vested Share in a manner consistent with the requirements of this Section 9.7 as if the Participant had not incurred a Termination of Service.

     IN WITNESS WHEREOF, The Toro Company has hereunto subscribed its name on this                     day of                                       , 2003.

THE TORO COMPANY

By

Its

STATE OF MINNESOTA	)
) SS.
COUNTY OF HENNEPIN	)

     On this                     day of                                       , 2003, before me personally appeared                                                                                                , to me personally known, who, being by me first duly sworn, did depose and say that he [she] is the                                        of The Toro Company, the corporation named in the foregoing instrument; and that said instrument was signed on behalf of said corporation by authority of its Board of Directors and he [she] acknowledged said instrument to be the free act and deed of said corporation.

Notary Public